

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

John Morgan
Chief Executive Officer
Nitches Inc.
1333 N Buffalo Dr.
Suite 210
Las Vegas, NV 89128

> **Re: Nitches Inc.**
> **Form 10-12G**
> **Filed December 2, 2022**
> **File No. 000-13851**

Dear John Morgan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing